Exhibit 12.1
ALEXZA PHARMACEUTICALS, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year Ended December 31,
	2006	2005	2004	2003	2002
EARNINGS:
Loss before income taxes	$(41,806)	$(32,402)	$(16,625)	$(14,328)	$(8,163)
Plus: fixed charges (see below)	1,532	716	459	379	255
Less: capitalized interest	—	—	—	—	—

Total earnings (loss) to cover fixed charges	(40,274)	(31,686)	(16,166)	(13,949)	(7,908)

FIXED CHARGES:
Interest expense	743	311	140	94	80
Amortization of debt discount and deferred interest	35	47	86	84	23
Interest portion of rental expense	754	358	233	201	152

Total Fixed Charges	1,532	716	459	379	255

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(41,806)	$(32,402)	$(16,625)	$(14,328)	$(8,163)